EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Three Months Ended September 30
	2011	2010	2009	2008	2007	2011	2010
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for noncontrolling interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$15,343	$15,169	$14,461	$14,927	$13,698	$4,080	$4,287
Fixed charges (excluding capitalized interest)	1,052	1,167	1,576	1,640	1,458	267	259
TOTAL EARNINGS, AS DEFINED	$16,395	$16,336	$16,037	$16,567	$15,156	$4,347	$4,546
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$888	$1,014	$1,431	$1,546	$1,374	$225	$222
1/3 of rental expense	170	176	177	137	124	47	38
TOTAL FIXED CHARGES, AS DEFINED	$1,058	$1,190	l,608	$1,683	$1,498	$272	$260
RATIO OF EARNINGS TO FIXED CHARGES	15.5x	13.7x	10.0x	9.8x	10. 1x	16.0x	17.5x